Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND

CONNECTED TRANSACTION

The board (the “Board”) of directors (the “Directors”) of MINISO Group Holding Limited (the “Company”) is pleased to announce the interim consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended June 30, 2024 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2023. These interim results have been reviewed by the audit committee of the Board (the “Audit Committee”).

In this announcement, “we”, “us”, “our” and “MINISO” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the six months		Year-over-Year
	ended June 30,		(“YoY”)
	2023	2024	Change (%)

	(Renminbi (“RMB”) in thousands, except
	percentages and per share data)
Revenue	6,206,330	7,758,743	25.0%
Gross profit	2,457,392	3,389,786	37.9%
Operating profit	1,265,941	1,494,809	18.1%
Profit before taxation	1,328,205	1,529,121	15.1%
Profit for the period	1,017,918	1,177,379	15.7%
Profit for the period attributable to equity shareholders of the Company	1,004,836	1,170,102	16.4%
Adjusted net profit (a non-IFRS measure)	1,054,220	1,241,886	17.8%
Adjusted net earnings per ordinary share (“Share”) (a non-IFRS measure)
– Basic (RMB)	0.84	0.99	17.9%
– Diluted (RMB)	0.83	0.99	19.3%
Adjusted EBITDA (a non-IFRS measure)	1,561,788	1,967,354	26.0%

NON-IFRS FINANCIAL MEASURES

In evaluating the business, MINISO considers and uses adjusted net profit, adjusted EBITDA and adjusted basic and diluted net earnings per share as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses. MINISO defines adjusted EBITDA as adjusted net profit plus depreciation and amortization, finance costs and income tax expense. MINISO computes adjusted basic and diluted net earnings per share by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of Shares used in the basic and diluted earnings per share calculation on an IFRS basis.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and the Board.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non- IFRS financial measures should not be considered in isolation or construed as alternatives to profit, basic and diluted earnings per share, as applicable, or any other measures of performance or as indicators of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non- IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net profit and adjusted EBITDA, both non-IFRS measures, for the six months ended June 30, 2023 and 2024 to the most directly comparable financial measure calculated and presented in accordance with IFRS, which is profit for the period.

	For the six months ended
	June 30,
	2023	2024

	(RMB in thousands)
Profit for the period	1,017,918	1,177,379

Add back:
Equity-settled share-based payment expenses	36,302	64,507
Adjusted net profit (a non-IFRS measure)	1,054,220	1,241,886

Add back:
Depreciation and amortization	179,004	333,131
Finance costs	18,277	40,595
Income tax expense	310,287	351,742
Adjusted EBITDA (a non-IFRS measure)	1,561,788	1,967,354

CHANGE OF FINANCIAL YEAR END DATE

On January 17, 2024, the Board announced that it has resolved to change the financial year end date of the Company from June 30 to December 31 with immediate effect. Accordingly, the accompanying interim financial information for the current interim financial period covers a period of six months from January 1, 2024 to June 30, 2024.

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

We are a global value retailer offering a variety of trendy lifestyle products featuring IP design. Since we opened our first store in mainland China in 2013, we have successfully incubated two brands – “MINISO” and “TOP TOY”. We have built our flagship brand “MINISO” as a globally recognized retail brand and established a store network worldwide. Our flagship brand “MINISO” offers a frequently-refreshed assortment of lifestyle products covering diverse consumer needs, and consumers are attracted to our products’ trendiness, creativeness, high quality and affordability.

During the six months ended June 30, 2024, the total number of MINISO stores in mainland China and overseas markets increased from 6,413 as of December 31, 2023 to 6,868 as of June 30, 2024. The number of TOP TOY stores increased from 148 as of December 31, 2023 to 195 as of June 30, 2024. For the six months ended June 30, 2024, the aggregate GMV of the Group reached approximately RMB14.5 billion.

Brands and Products

For the six months ended June 30, 2024, we launched an average of around 940 SKUs in “MINISO” channels per month, and we offered consumers a wide selection of around 10,100 core SKUs, the vast majority of which are under the “MINISO” brand. Our MINISO product offering spans across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, stationery and gifts.

Under the “TOP TOY” brand, we offered around 9,800 SKUs as of June 30, 2024 across major categories such as blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji and other popular toys.

Store Network

As of June 30, 2024, we served consumers primarily through a network of over 6,800 MINISO stores, including over 4,100 MINISO stores in mainland China and over 2,700 MINISO stores in overseas markets. The following table shows the number of MINISO stores in mainland China and overseas as of the dates presented:

	As of June 30,
	2023	2024
Number of MINISO stores
Mainland China	3,604	4,115
Directly operated stores	15	29
Stores operated under MINISO Retail Partner model	3,569	4,063
Stores operated under distributor model	20	23
Overseas	2,187	2,753
Directly operated stores	176	343
Stores operated under MINISO Retail Partner model	252	338
Stores operated under distributor model	1,759	2,072
Total	5,791	6,868

We have also expanded our TOP TOY store network in mainland China. As of June 30, 2024, we had a total of 195 TOP TOY stores, all of which were located in mainland China.

	As of June 30,
	2023	2024
Number of TOP TOY stores
Directly operated stores	9	21
Stores operated under MINISO Retail Partner model	109	174
Total	118	195

Store operations in mainland China

As of June 30, 2024, apart from 29 directly operated MINISO stores, 23 distributor MINISO stores and 21 directly operated TOP TOY stores, all of our other MINISO and TOP TOY stores in mainland China were operated under the MINISO Retail Partner model.

The following table shows the aggregate number of MINISO stores in mainland China for the periods indicated:

	For the six months ended
	June 30,
	2023	2024
Directly operated stores
Number of stores at the beginning of the period	16	26
Number of new stores opened during the period	2	7
Number of closed stores during the period(1)	3	4
Net (decrease)/increase in number of stores during the period	(1)	3
Number of stores at the end of the period	15	29

Stores operated under MINISO Retail Partner model
Number of stores at the beginning of the period	3,290	3,878
Number of new stores opened during the period	333	326
Number of closed stores during the period(1)	54	141
Net increase in number of stores during the period	279	185
Number of stores at the end of the period	3,569	4,063

Stores operated under distributor model
Number of stores at the beginning of the period	19	22
Number of new stores opened during the period	1	1
Number of closed stores during the period(1)	–	–
Net increase in number of stores during the period	1	1
Number of stores at the end of the period	20	23

Note:

(1)	The closure of MINISO stores was due to various reasons, such as expiration of store leases, increases in store rental, changes in the layout of shopping malls where the stores were located, unprofitableness of certain stores, and closure by MINISO Retail Partners for other considerations, as applicable. For the six months ended June 30, 2020, 2021, 2022, 2023 and 2024, the overall store closure rate in mainland China were 3.6%, 3.5%, 2.6%, 1.6% and 3.6%, respectively, which were calculated as (a) number of closed stores during the relevant period in mainland China divided by (b) the average number of MINISO stores in mainland China at the beginning and the end of the relevant period.

Our ability to penetrate into various tiers of cities is evidenced by our proven track record of successfully penetrating into various lower-tier cities in mainland China despite our previous experience operating in mostly high-tier Chinese cities. The following table shows the aggregate number of MINISO stores in mainland China by city-tiers as of the dates indicated:

	As of June 30,
	2023	2024
Number of MINISO stores in mainland China
First-tier cities	474	541
Second-tier cities	1,496	1,705
Third- or lower-tier cities	1,634	1,869
Total	3,604	4,115

For expansion of our MINISO store network in mainland China, our efforts will be focused on penetrating into lower-tier cities while expanding deeper into developed cities. For the six months ended June 30, 2024, the number of net new stores in first- and second-tier cities accounted for over 50%, indicating a stronger recovery in these cities.

Furthermore, we plan to focus on establishing and reinforcing the recognition of the TOP TOY brand and expanding our TOP TOY store network in first- and second-tier cities in mainland China while also expanding into lower-tier cities.

The MINISO Retail Partner model represents a mutually beneficial relationship between us and the MINISO Retail Partners, where we achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and our MINISO Retail Partners attain attractive investment opportunities. Our MINISO Retail Partners are also motivated to maintain a loyal relationship with us. The following table shows the number of our MINISO Retail Partners in mainland China for the periods indicated:

	For the six months ended
	June 30,
	2023	2024
Number of MINISO Retail Partners at the beginning of the period(1)	998	1,064
Number of new MINISO Retail Partners during the period	71	70
Number of terminated MINISO Retail Partners during the period(2)	29	64
Net increase in number of MINISO Retail Partners during the period	42	6
Number of MINISO Retail Partners at the end of the period(1)	1,040	1,070

Notes:

(1)	Number of MINISO Retail Partners at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.

(2)	The number of terminated MINISO Retail Partners for the six months ended June 30, 2023 and 2024 were 29 and 64, respectively. The increase in the number of terminated MINISO Retail Partners for the six months ended June 30, 2024 was mainly due to our optimization of MINISO Retail Partners structure, which reduced several long-tail MINISO Retail Partners.

As of June 30, 2024, there were 1,045 MINISO Retail Partners invested in MINISO stores in mainland China, and 605 of them had invested for over three years. We had one distributor for the MINISO brand in Tibet, China during the six months ended June 30, 2024. As of the date of this announcement, there has been no conversion of our collaboration partners in mainland China from a MINISO Retail Partner to a distributor, or vice versa.

The majority of our TOP TOY stores are operated under the MINISO Retail Partner model as well. Among the MINISO Retail Partners shown in the table above, we had 18 and 25 MINISO Retail Partners operating TOP TOY stores as of June 30, 2023 and 2024, respectively.

Store operations in overseas markets

We have adopted flexible store operation models, including direct operation, MINISO Retail Partner model and the distributor model as we expand our global footprints, depending on the growth potential, local regulation and other factors in the markets. In consideration of the evolving local regulatory requirements, market conditions and their operational needs, our overseas franchisees may sometimes convert from a MINISO Retail Partner to a distributor, or vice versa.

As of June 30, 2024, in overseas markets, there were 343 stores directly operated by us and 2,410 stores operated under the MINISO Retail Partner model and distributor model. The following table shows the aggregate number of MINISO stores in overseas markets for the periods indicated:

	For the six months ended
	June 30,
	2023	2024
Directly operated stores
Number of stores at the beginning of the period	153	238
Number of new stores opened during the period	37	113
Number of closed stores during the period(1)	14	8
Net increase in number of stores during the period	23	105
Number of stores at the end of the period	176	343

Stores operated under MINISO Retail Partner model
Number of stores at the beginning of the period	246	283
Number of new stores opened during the period	24	64
Number of closed stores during the period(1)	18	9
Net increase in number of stores during the period	6	55
Number of stores at the end of the period	252	338

Stores operated under distributor model
Number of stores at the beginning of the period	1,716	1,966
Number of new stores opened during the period	158	153
Number of closed stores during the period(1)	115	47
Net increase in number of stores during the period	43	106
Number of stores at the end of the period	1,759	2,072

Note:

(1)	The closure of MINISO stores was due to various reasons, such as expiration of store leases, increase in store rental, changes in the layout of shopping malls where the stores were located, unprofitableness of certain stores, and closure by MINISO Retail Partners or distributors for other considerations, as applicable.

The following table shows the aggregate number of MINISO stores in overseas markets by region as of the dates indicated:

	As of June 30,
	2023	2024
Number of MINISO stores in overseas markets
Asia excluding China	1,206	1,484
North America	123	234
Latin America	492	584
Europe	198	244
Others	168	207
Total	2,187	2,753

In the majority of overseas markets, we expand our store network by collaborating with local distributors with abundant local resources and retail experiences. The following table shows the number of our distributors in overseas markets for the periods indicated:

	For the six months ended
	June 30,
	2023	2024
Number of distributors at the beginning of the period(1)	212	230
Number of new distributors during the period(2)	17	16
Number of terminated distributors during the period(2)	–	17
Net increase/(decrease) in number of distributors during the period	17	(1)
Number of distributors at the end of the period(1)	229	229

Notes:

(1)	Number of distributors at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.

(2)	Change of contracting entities by the same distributor is not taken into account in the calculation of number of new or terminated distributors.

As of June 30, 2023 and 2024, we had 61 and 101 MINISO Retail Partners in overseas markets, respectively. The increase in the number of MINISO Retail Partners for the six months ended June 30, 2024 was primarily due to the increase in the number of MINISO Retail Partners in Indonesia.

Other Key Operating Data

The following tables set forth certain of our key operating data of MINISO stores in mainland China and overseas markets, respectively:

	For the six months ended
	June 30,
	2023	2024
MINISO stores in mainland China
Total GMV(1) (RMB in millions)	6,140	7,097
Same-store(2) GMV Growth (%)	28.1	(1.7)
Number of transactions (in millions)	163.4	184.3
Sales volume of SKUs (in millions)	461.8	486.4
Average spending per transaction (RMB)	37.6	38.5
Average selling price (RMB)	13.3	14.6

Notes:

(1)	Includes GMV generated through MINISO offline stores and Online-to-Offline (“O2O”) platforms.

(2)	Includes stores that opened prior to January 1, 2023, remained open as of June 30, 2024 and closed for less than 30 days during both comparative periods.

	For the six months ended
	June 30,
	2023	2024
MINISO stores in overseas markets
Total GMV (RMB in millions)	4,538	6,401
Asia excluding China	1,777	2,353
North America	457	844
Latin America	1,730	2,383
Europe	321	527
Others	253	294

Same-store(1) GMV Growth (%)	32.1	16.3
Asia excluding China	25.4	15.0
North America	75.3	12.3
Latin America	40.0	21.3
Europe	11.8	10.4
Others	6.0	(1.2)

Note:

(1)	Includes stores that opened prior to January 1, 2023, remained open as of June 30, 2024 and closed for less than 30 days during both comparative periods.

The following table sets forth the GMV of MINISO brand in mainland China through online channels for the periods indicated:

	For the six months ended
	June 30,
	2023	2024

	(RMB in millions)
MINISO brand in mainland China
Total GMV through online channels(1)	316	345

Note:

(1)            Excludes GMV through O2O platforms which is counted as GMV through offline channels.

Our TOP TOY brand started operating in December 2020 in mainland China. For the six months ended June 30, 2024, TOP TOY brand achieved a total GMV of RMB625.4 million through multi-channels. The following table sets forth certain key operating data of TOP TOY stores for the periods indicated:

	For the six months ended
	June 30,
	2023	2024
TOP TOY stores
Total GMV (RMB in millions)	369	521
Same-store(1) GMV Growth (%)	23.2	13.6
Number of transactions (in millions)	3.0	4.7
Sales volume of SKUs (in millions)	5.8	8.9
Average spending per transaction (RMB)	124.7	111.2
Average selling price (RMB)	64.3	58.8

Note:

(1)	Includes stores that opened prior to January 1, 2023, remained open as of June 30, 2024 and closed for less than 30 days during both comparative periods.

Recent Developments after the Reporting Period

Save as disclosed in this announcement, there were no other significant events that might affect us since the end of the Reporting Period and up to the date of this announcement.

Business Outlook

In spite of the uncertainties brought by the macro environment, looking forward to the second half of 2024, we will remain focused on our long-term strategic goals: delivering on our globalization strategy, expanding global supply chains, bolstering the strength of our product offerings and further optimizing our store network. Going forward, we expect to further grow our business by pursuing the following strategies.

Engaged in global competition, we will take cost advantages and product differentiation as key points. While sticking to our value-for-money proposition, we will continue to strengthen quality IP cooperation and offer high-quality products featuring IP design to make lifestyle products more fashionable and trendy.

In mainland China, we will keep expanding and upgrading our store network in accordance with the development of different tier cities, while exploring market opportunities for O2O channels, further penetrating into the major cities that we have already covered and seize the opportunities in lower-tier cities.

For overseas markets, we will further expand and optimize our store network by adopting a flexible operating model for each market, and will continue to expand our presence in strategic markets such as North America, Asia and Europe.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the six months ended
	June 30,
	2023	2024

	(RMB in thousands)
Revenue	6,206,330	7,758,743
Cost of sales	(3,748,938)	(4,368,957)

Gross profit	2,457,392	3,389,786
Other income	3,624	12,698
Selling and distribution expenses	(917,966)	(1,522,088)
General and administrative expenses	(319,705)	(418,573)
Other net income	41,256	41,696
Reversal of credit loss/(credit loss) on trade and other receivables	4,788	(3,606)
Impairment loss on non-current assets	(3,448)	(5,104)

Operating profit	1,265,941	1,494,809
Finance income	80,541	74,606
Finance costs	(18,277)	(40,595)

Net finance income	62,264	34,011
Share of profit of equity-accounted investees, net of tax	–	301

Profit before taxation	1,328,205	1,529,121
Income tax expense	(310,287)	(351,742)

Profit for the period	1,017,918	1,177,379

Profit for the period attributable to:
– Equity shareholders of the Company	1,004,836	1,170,102
– Non-controlling interests	13,082	7,277

Revenue

Our total revenue increased by 25.0% from RMB6,206.3 million for the six months ended June 30, 2023 to RMB7,758.7 million for the six months ended June 30, 2024, mainly attributable to an 18.8% year-over-year increase in average store count, and an around 7% same-store sales growth on group level.

Revenue from mainland China was RMB5,026.7 million for the six months ended June 30, 2024, increasing by 17.2% from RMB4,290.7 million for the six months ended June 30, 2023, primarily due to (i) an increase of 16.5% in revenue from MINISO’s offline stores in mainland China, which was primarily due to a 16.0% year-over-year growth in average store count, and the same-store sales were 98.3% of the prior year’s level, and (ii) an increase of 37.9% in revenue from TOP TOY, which was primarily powered by a strong same-store sales growth of 13.6% and a rapid growth in average store count.

Revenue from overseas markets was RMB2,732.0 million for the six months ended June 30, 2024, increasing by 42.6% from RMB1,915.7 million for the six months ended June 30, 2023, primarily due to an increase of 21.8% in average store count, coupled with a strong same-store sales growth of 16.3%. Revenue from overseas markets contributed 35.2% of the Company’s total revenue in the six months ended June 30, 2024, compared to 30.9% for the same period in 2023.

Cost of Sales

Our cost of sales increased by 16.5% from RMB3,748.9 million for the six months ended June 30, 2023 to RMB4,369.0 million for the six months ended June 30, 2024.

Gross Profit and Gross Margin

Our gross profit increased by 37.9% from RMB2,457.4 million for the six months ended June 30, 2023 to RMB3,389.8 million for the six months ended June 30, 2024, and gross margin increased from 39.6% to 43.7% for the same periods. The increase in gross margin was mainly driven by (i) higher revenue contribution from directly operated markets which accounted for 55.7% of revenue from overseas markets, compared to 45.7% in the same period of 2023, (ii) higher gross margin in mainland China contributed by newly launched products in relation to the Company’s execution of IP strategy and strategic brand upgrade of MINISO, and (iii) higher gross margin of TOP TOY due to a shift in product mix towards more profitable products..

Other Income

Our other income increased by 250.4% from RMB3.6 million for the six months ended June 30, 2023 to RMB12.7 million for the six months ended June 30, 2024, which was primarily due to an increase in income from depositary bank.

Selling and Distribution Expenses

Our selling and distribution expenses increased by 65.8% from RMB918.0 million for the six months ended June 30, 2023 to RMB1,522.1 million for the six months ended June 30, 2024. Excluding equity-settled share-based payment expenses, our selling and distribution expenses increased by 66.4 % from RMB889.8 million to RMB1,480.6 million for the same periods, which was primarily due to the Company’s investments into directly operated stores both in mainland China and overseas markets to pursue the future success of the Company’s business, especially in strategic overseas markets such as the U.S. market. As of June 30, 2024, the total number of directly operated stores in overseas markets was 343, nearly doubling such figure compared to a year ago. For the six months ended June 30, 2024, the revenue from directly operated stores increased 111.4%, while related expenses including rental and related expenses, depreciation and amortization expenses and payroll excluding share-based compensation expenses increased 82.7%. These new stores are expected to contribute more substantial sales in the second half of 2024. Promotion and advertising expenses increased 46.5% for the six months ended June 30, 2024, as a percentage of revenue stabilizing at around 3% in both comparative periods. Licensing expenses increased 24.2%, consistent with revenue growth. Logistics expenses increased 54.3%, reflecting the rising freight costs caused by the tension in international shipping during the six months ended June 30, 2024.

General and Administrative Expenses

Our general and administrative expenses increased by 30.9% from RMB319.7 million for the six months ended June 30, 2023 to RMB418.6 million for the six months ended June 30, 2024. Excluding equity-settled share-based payment expenses, our general and administrative expenses increased by 26.9% from RMB311.6 million to RMB395.6 million for the same periods, which was primarily due to the increase of personnel-related expenses in relation to the growth of the Company’s business.

Other Net Income

Our other net income was RMB41.7 million for the six months ended June 30, 2024, compared to other net income of RMB41.3 million for the six months ended June 30, 2023.

Impairment Loss on Non-current Assets

Our impairment loss on non-current assets was RMB3.4 million and RMB5.1 million for the six months ended June 30, 2023 and 2024, respectively. We recorded impairment loss on non-current assets of directly operated stores.

Operating Profit

As a result of the foregoing, our operating profit increased by 18.1% from RMB1,265.9 million for the six months ended June 30, 2023 to RMB1,494.8 million for the six months ended June 30, 2024.

Net Finance Income

Our net finance income decreased by 45.4% from RMB62.3 million for the six months ended June 30, 2023 to RMB34.0 million for the six months ended June 30, 2024, which was primarily due to a decrease in interest income as a result of decreased principal in bank deposits, and an increase in finance cost due to increased interest on lease liabilities.

Income Tax Expense

We recorded income tax expense of RMB351.7 million for the six months ended June 30, 2024, compared to RMB310.3 million for the six months ended June 30, 2023.

Profit for the Period

As a result of the foregoing, our profit for the period increased by 15.7% from RMB1,017.9 million for the six months ended June 30, 2023 to RMB1,177.4 million for the six months ended June 30, 2024.

Adjusted Net Profit (a non-IFRS measure)

Our adjusted net profit, which represents profit for the period excluding equity-settled share-based payment expenses, increased by 17.8% from RMB 1,054.2 million for the six months ended June 30, 2023 to RMB1,241.9 million for the six months ended June 30, 2024. Adjusted net profit included a net foreign exchange loss of RMB12.4 million for the six months ended June 30, 2024, compared to a net foreign exchange gain of RMB54.9 million for the six months ended June 30, 2023. Excluding net foreign exchange loss and gain, adjusted net profit would have increased 25.5% year over year.

Adjusted EBITDA (a non-IFRS measure)

Our adjusted EBITDA, which represents adjusted net profit plus depreciation and amortization, finance costs and income tax expense, increased by 26.0% from RMB 1,561.8 million for the six months ended June 30, 2023 to RMB1,967.4 million for the six months ended June 30, 2024.

Net Cash from Operating Activities and Free Cash Flow

Our net cash from operating activities increased by 4.9% year over year to RMB1,293.8 million for the six months ended June 30, 2024. Our capital expenditure was RMB302.8 million and free cash flow was RMB991.0 million for the six months ended June 30, 2024.

Current Ratio

Our current ratio was 2.4 as of June 30, 2024, compared to 2.3 as of December 31, 2023. The change in current ratio was primarily due to the increase in current portion of other investments and trade and other receivables.

OTHER INFORMATION ABOUT OUR FINANCIAL PERFORMANCE

Liquidity and Source of Funding

During the six months ended June 30, 2024, we funded our cash requirements principally through cash generated from our operations. As of June 30, 2024, our cash, cash equivalents, restricted cash, term deposits, and other investments recorded in current assets were RMB6,869.0 million (as of December 31, 2023: RMB6,887.0 million).

Significant Investments

We did not make or hold any significant investments during the six months ended June 30, 2024.

Material Acquisitions and Disposals

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the six months ended June 30, 2024.

Pledge of Assets

As of June 30, 2024, none of our Group’s assets was pledged.

Future Plans for Material Investments or Capital Assets

As of June 30, 2024, we did not have any detailed future plans for material investments or capital assets.

Gearing Ratio

As of June 30, 2024, our gearing ratio was 0.1%, calculated as loans and borrowings divided by total equity as of the end of the period and multiplied by 100%.

Foreign Exchange Risk

Our financial reporting currency is RMB and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. In addition, our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Our international operations generate revenues primarily in U.S. dollars. Generally, a weakening of RMB against U.S. dollar has a positive effect on our results of operations, while a strengthening of RMB against U.S. dollar has the opposite effect. We have not used any derivative financial instruments to hedge exposure to such risk. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our Shares or American Depositary Shares (“ADSs”) or for other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on U.S. dollar amounts available to us.

Contingent Liabilities

Commitment of Tax Payments

In connection with the acquisition of land use right and the construction of the headquarters building in Guangzhou, Miniso (Guangzhou) Co., Ltd. (“MINISO Guangzhou”) entered into a letter of intent on November 26, 2020 with the local government of the district where our new headquarters building is located and committed to pay an aggregate amount of tax levies of no less than RMB965.0 million to the local government in Guangzhou for a five-year period starting from January 1, 2021, with RMB160.0 million in 2021, RMB175.0 million in 2022, RMB190.0 million in 2023, RMB210.0 million in 2024 and RMB230.0 million in 2025. If we fail to meet the committed amount for any of the five calendar years, MINISO Guangzhou will have to compensate for the shortfall.

We had met the commitments for the calendar years of 2021, 2022 and 2023 and therefore MINISO Guangzhou was not required to make any compensation to the local government. In March 2024, MINISO Guangzhou provided a performance guarantee of RMB210.0 million issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2024, which is valid from April 1, 2024 to March 31, 2025. The Directors have assessed that, based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2024, we expect to be able to meet the commitment for the calendar year of 2024 and thus it is not probable that MINISO Guangzhou needs to make any compensation to the local government under the above performance guarantee. As such, no provision has been made in respect of this matter as of June 30, 2024.

Securities class action

In August 2022, a putative federal securities class action was filed against the Company and certain of its officers and Directors (“Defendants”), alleging that Defendants made misleading misstatements or omissions regarding the Company’s business operations and financials in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action is captioned In re MINISO Group Holding Limited Securities Litigation, 1:22-cv-09864 (S.D.N.Y.). The lead plaintiff selection process was completed in November 2022 and an amended complaint was filed shortly thereafter. The court granted Defendants’ motion to dismiss in February 2024 with leave to amend. Plaintiffs filed a motion for reconsideration of the court’s decision in late March 2024, to which Defendants have timely responded. Decision on plaintiffs’ motion for reconsideration is pending. Because the case remains in its preliminary stage, Defendants are unable to predict the outcome of the action or estimate the potential losses, if any.

Capital Commitment

As of June 30, 2024, our capital commitment was RMB749.9 million, which was attributable to the construction of the headquarters building.

Employees and Remuneration

We had a total of 5,245 full-time employees as of June 30, 2024, including 2,400 in mainland China and 2,845 in certain overseas countries and regions. The following table sets forth the number of employees categorized by function as of June 30, 2024:

Number of
Function	Employees
Product Development and Supply Chain Management	992
General and Administrative	518
Operations	3,090
Sales and Marketing	182
Technology	196
Business Development	163
Logistics	104
Total	5,245

Our total remuneration cost incurred for the six months ended June 30, 2024 was RMB685.5 million, while it was RMB441.6 million for the six months ended June 30, 2023.

The number of employees employed by the Company varies from time to time depending on needs and employees are remunerated based on industry practice. The remuneration policy and package of the Group’s employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses, share awards and share options from the Company’s share incentive plan may be awarded to employees according to the assessment of individual performance.

CONNECTED TRANSACTION

On August 30, 2024, the Company, through its wholly-owned subsidiary, Miniso (Guangzhou), as the tenant, entered into a lease agreement (the “Lease Agreement”) with Miniso (Zhaoqing) Industrial Investment Co., Ltd. (名創優品(肇慶)產業投資有限公司) (“MINISO Zhaoqing”), as the landlord and a connected person of the Company, in relation to the lease of certain warehouses.

The principal terms of the Lease Agreement are summarized below:

Lease Agreement

Date	:	August 30, 2024

Premises	:	Numbers 2, 3 and 4 of first floor of Logistics and Distribution Centre, MINISO International Logistics Circle, 16 West Science and Technology Street, Hi-Tech Industrial Development Zone, Zhaoqing City, Guangdong Province, PRC

Usage	:	Warehouse

Construction area	:	50,019.4 square metres

Term	:	For a fixed term commencing from October 16, 2024 to December 31, 2027 (both days inclusive)

Rent and property management fee	:	Rent and property management fee are subject to progressive increment each year at a fixed rate. The total rent and property management fee payable (inclusive of tax) during the term of the Lease Agreement shall be in the range from RMB20.8 million to RMB25.5 million.

The amount of rent shall be payable in accordance with the terms of the Lease Agreement on a monthly basis and is expected to be satisfied by the internal resources of the Group.

The rent and property management fee payable were determined after arm’s length negotiation between the parties, based on the construction standards of the premise with reference to the prevailing market rate and rental fee level of similar logistics and distribution centre for storage purpose (with similar size, land use, conditions and other relevant attributes) in the vicinity of Hi-Tech Industrial Development Zone, Zhaoqing City.

Security deposit	:	A security deposit of RMB5.9 million which is equivalent to three months of rent and property management fee (inclusive of tax) shall be payable by MINISO Guangzhou within 30 days of signing the Lease Agreement.

The deposit will be refunded after the lapse of the term or the termination of the Lease Agreement in accordance with the terms therein.

Lease renewal	:	The current lease for Number 2 of the first floor of Logistics and Distribution Centre (which will originally expire in December 2024) will be subject to early renewal and will form part of subject of the Lease Agreement for administrative convenience.

Reasons for and benefits of entering into the Lease Agreement

The premises will provide the Group with additional space for the storage of goods and merchandise to satisfy the Group’s growing business demand. The location of the premises is close proximity to other existing warehouses leased by the Group and the leasing of the relevant warehouses from MINISO Zhaoqing offers the Group a high degree of tenancy stability. Entering into the Lease Agreement ensures the Group has sufficient space for business development, which will help the Group to improve logistics efficiency, lower business costs and avoid any potential adverse impact on the Group’s business from the administrative inconvenience arisen from frequent warehouse relocation or decentralized distribution of the Group’s warehouses.

The Lease Agreement was entered into on an arm’s length negotiations with reference to the prevailing market rents of the premises of comparable size, construction standards, location, facilities, conditions and use. The Lease Agreement also consolidated the leases of several premises on the same floor within the same building under one agreement for administrative convenience.

In light of the above, the Directors (including the independent non-executive Directors) are of the view that the Lease Agreement is entered into on normal commercial terms that are fair and reasonable, in the ordinary and usual course of business of the Company, and in the interests of the Company and its shareholders as a whole.

Listing Rules implications

Mr. Ye Guofu（“Mr. Ye”）is the chairman of the Board, an executive Director, the chief executive officer and a controlling shareholder of the Company and therefore a connected person of the Company under the Rules Governing the Listing of Securities in The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As MINISO Zhaoqing is an indirect wholly-owned subsidiary of YGF MC Limited which is wholly-owned by Mr. Ye, MINISO Zhaoqing is an associate of Mr. Ye and therefore also a connected person of the Company under the Listing Rules. Accordingly, the entering into of the Lease Agreement and the transaction contemplated thereunder constitute a connected transaction for the Company under Chapter 14A of the Listing Rules.

Pursuant to IFRS 16, the Group, as the lessee, shall recognise right-of-use assets under the Lease Agreement in the consolidated statement of financial position of the Group. The value of the right-of-use assets to be recognised at the lease commencement date by the Group in connection with the Lease Agreement is approximately RMB63.6 million. The recognition of a right-of-use asset in respect of the transaction will be regarded as an acquisition of asset under the definition of transaction set out in Rule 14.04(1)(a) of the Listing Rules and treated as an one-off connected transaction under Rule 14A.24(1) of the Listing Rules.

As one or more of the applicable percentage ratios under the Listing Rules in respect of the value of right-of-use assets of Lease Agreement exceed 0.1% but are less than 5%, the Lease Agreement is exempt from the independent shareholders’ approval requirement, but is subject to reporting, annual review and announcement requirements under Chapter 14A of the Listing Rules.

Mr. Ye has a material interest in the Lease Agreement and as a result, he has abstained from voting on the Board resolutions in relation to the Lease Agreement. Save as disclosed above, none of the Directors had a material interest in the matters contemplated therein nor was any of them required to abstain from voting on the relevant Board resolutions approving the Lease Agreement and the transactions contemplated thereunder.

Information of the parties

The Group: The Company was incorporated in the Cayman Islands on January 7, 2020, as an exempted company with limited liability under the Companies Law of the Cayman Islands. The principal activity of the Company is investment holding. The principal businesses of the Group are the retail and wholesale of lifestyle and pop toy products across the PRC, other parts of Asia, Americas, Europe and certain other countries.

MINISO Guangzhou: MINISO Guangzhou is a limited liability company established under the laws of the PRC on October 18, 2017 and an indirect wholly-owned subsidiary of the Company. It is principally engaged in the wholesale and retail of lifestyle products.

MINISO Zhaoqing: MINISO Zhaoqing is a limited liability company established under the laws of the PRC on April 20, 2018. It is an indirect wholly-owned subsidiary of YGF MC Limited which is wholly-owned by Mr. Ye. It is principally engaged in investing activities.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

We have complied with all the applicable code provisions of the Corporate Governance Code (the “Corporate Governance Code”) set forth in Part 2 of Appendix C1 to the Listing Rules during the six months ended June 30, 2024, save for the following.

Code provision C.2.1 of the Corporate Governance Code recommends, but does not require, that the roles of chairman of the Board and chief executive officer should be separate and should not be performed by the same individual.

The Company deviates from this code provision as we do not have a separate chairman and chief executive officer and Mr. Ye currently performs these two roles of the Company. Mr. Ye is our founder and has extensive experience in our business operations and management. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within our Group and enables more effective and efficient overall strategic planning for our Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable our Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of our Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings of securities by Directors and relevant employees in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and each of the Directors has confirmed that he/she has complied with the Code during the six months ended June 30, 2024.

Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The Audit Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping. Ms. XU Lili, being the chairwoman of the Audit Committee, is appropriately qualified as required under Rule 3.10(2) of the Listing Rules.

The primary duties of the Audit Committee are:

(a)	to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

(b)	to review the adequacy of our internal control over financial reporting; and

(c)	to review all related party transactions for potential conflict of interest situations and approving all such transactions.

The Audit Committee has reviewed our unaudited interim financial information for the six months ended June 30, 2024. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, KPMG, has reviewed our unaudited interim financial information for the six months ended June 30, 2024 in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

During the six months ended June 30, 2024, the Company repurchased a total of 1,230,200 Shares at an aggregate consideration (including all the relevant expenses) of HK$40.3 million on The Stock Exchange of Hong Kong Limited (the “HKEx”) and a total of 254,600 ADSs at an aggregate consideration (including all the relevant expenses) of US$4.8 million on the New York Stock Exchange (the “NYSE”). As of the date of this announcement, the repurchased Shares and ADSs are pending cancellation, and would not receive any interim dividend.

Particulars of the repurchases made by the Company during the six months ended June 30, 2024 are as follows:

HKEx

				Aggregate
				consideration
	No. of	Price paid per Share		paid (including
	Shares	Highest	Lowest	all the relevant
Trading Month	repurchased	price	price	expenses)
		(HK$)	(HK$)	(HK$’000)
January 2024	1,055,200	33.45	31.00	34,357
February 2024	175,000	34.00	33.70	5,939

NYSE

Aggregate
consideration
	No. of	Price paid per Share		paid (including
	Shares	Highest	Lowest	all the relevant
Trading Month	repurchased	price	price	expenses)
		(US$)	(US$)	(US$’000)
January 2024	1,018,400	5.00	4.28	4,845

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s securities listed on the HKEx or on the NYSE (including sale of treasury shares as defined under the Listing Rules) during the six months ended June 30, 2024. The Company did not hold any treasury shares (as defined under the Listing Rules) as of June 30, 2024.

Use of Proceeds from the Global Offering

On July 13, 2022, the Shares were listed on the Main Board of the HKEx. The net proceeds from the global offering were HK$482.1 million. As of June 30, 2024, there has been no change in the intended use of net proceeds as previously disclosed in the section headed “Future Plans and Use of Proceeds” in the prospectus of the Company dated June 30, 2022. The Company has fully utilized the residual amount of the net proceeds in accordance with such intended purposes within 48 months from the listing of its Shares on the HKEx as expected.

As of June 30, 2024, the Group had utilized the net proceeds as set out in the table below:

				Amount of net
			Unutilized	proceeds utilized	Amount of net
			amount as of	during the six	proceeds unutilized
	% of total	Amount of	December 31,	months ended	amount as of
Purpose	net proceeds	net Proceeds	2023	June 30, 2024	June 30, 2024
		(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)
Store network expansion and upgrade	25%	120.5	–	–	–
Supply chain improvement and product development	20%	96.4	–	–	–
Strengthen our technology capabilities	20%	96.4	20.6	20.6	–
Invest in brand promotion and incubation	20%	96.4	–	–	–
Capital expenditures, which may include, among others, acquisitions of, or investments in, businesses or assets that complement our business	5%	24.2	–	–	–
Working capital and general corporate purposes	10%	48.2	–	–	–
Total	100%	482.1	20.6	20.6	–

Interim Dividend

On March 12, 2024, the Board approved the distribution of a special cash dividend in the amount of US$0.2900 per ADS or US$0.0725 per Share, which has been paid on April 9, 2024 for holders of Shares and April 12, 2024 for holders of ADSs. The aggregate amount of cash dividend paid was approximately US$90.5 million.

On August 30, 2024, the Board approved the distribution of an interim cash dividend in the amount of US$0.2744 per ADS or US$0.0686 per Share, to holders of ADSs and Shares of record as of the close of business on September 13, 2024, New York Time and Beijing/Hong Kong Time, respectively. The ex-dividend date will be September 12, 2024. The payment date is expected to be September 23, 2024 for holders of Shares and around September 27, 2024 for holders of ADSs. The aggregate amount of cash dividend to be paid is approximately US$85.5 million (RMB621.3 million at an exchange rate of RMB7.2672 to US$1.0000), which is approximately 50% of the Company’s adjusted net profit for the six months ended June 30, 2024 and will be distributed from additional paid-in capital and settled by a cash distribution.

For holders of Shares, in order to qualify for the interim dividend, all valid documents for the transfer of Shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 P.M. on September 13, 2024 (Beijing/Hong Kong Time).

Unaudited consolidated statement of profit or loss

(Expressed in thousands of Renminbi, except for per share data)

		For the six months ended
		June 30,
	Note	2023	2024
		RMB’000	RMB’000
Revenue	4	6,206,330	7,758,743
Cost of sales	5	(3,748,938)	(4,368,957)

Gross profit		2,457,392	3,389,786
Other income		3,624	12,698
Selling and distribution expenses	5	(917,966)	(1,522,088)
General and administrative expenses	5	(319,705)	(418,573)
Other net income	6	41,256	41,696
Reversal of credit loss/(credit loss) on trade and other receivables		4,788	(3,606)
Impairment loss on non-current assets		(3,448)	(5,104)

Operating profit		1,265,941	1,494,809
Finance income		80,541	74,606
Finance costs		(18,277)	(40,595)

Net finance income	7	62,264	34,011

Share of profit of equity-accounted investees, net of tax		–	301

Profit before taxation		1,328,205	1,529,121
Income tax expense	8	(310,287)	(351,742)

Profit for the period		1,017,918	1,177,379

Attributable to:
Equity shareholders of the Company		1,004,836	1,170,102
Non-controlling interests		13,082	7,277

Profit for the period		1,017,918	1,177,379

Earnings per share
Basic earnings per share (RMB)	9	0.81	0.94
Diluted earnings per share (RMB)	9	0.80	0.94

Unaudited consolidated statement of profit or loss and other comprehensive income

(Expressed in thousands of Renminbi)

	For the six months ended
	June 30,
	2023	2024
	RMB’000	RMB’000
Profit for the period	1,017,918	1,177,379

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	54,832	6,845

Other comprehensive income for the period	54,832	6,845

Total comprehensive income for the period	1,072,750	1,184,224

Attributable to:
Equity shareholders of the Company	1,057,099	1,178,043
Non-controlling interests	15,651	6,181

Total comprehensive income for the period	1,072,750	1,184,224

Unaudited consolidated statement of financial position

(Expressed in thousands of Renminbi)

		As at	As at
		December 31,	June 30,
	Note	2023	2024
		RMB’000	RMB’000
ASSETS
Non-current assets
Property, plant and equipment		769,306	1,047,687
Right-of-use assets		2,900,860	3,684,817
Intangible assets		19,554	12,333
Goodwill		21,643	21,247
Deferred tax assets		104,130	116,577
Other investments	10	90,603	106,102
Trade and other receivables	12	135,796	173,136
Term deposits		100,000	103,308
Interests in equity-accounted investees		15,783	14,814

		4,157,675	5,280,021
Current assets
Other investments	10	252,866	350,913
Inventories	11	1,922,241	1,949,849
Trade and other receivables	12	1,518,357	1,614,148
Cash and cash equivalents	13	6,415,441	6,233,089
Restricted cash		7,970	1,965
Term deposits		210,759	283,007

		10,327,634	10,432,971

Total assets		14,485,309	15,712,992

		As at	As at
		December 31,	June 30,
	Note	2023	2024
		RMB’000	RMB’000
EQUITY
Share capital	15(a)	95	95
Additional paid-in capital		6,331,375	5,543,845
Other reserves		1,114,568	1,260,576
Retained earnings		1,722,157	2,892,259

Equity attributable to equity shareholders of the Company		9,168,195	9,696,775
Non-controlling interests		23,022	28,006

Total equity		9,191,217	9,724,781

LIABILITIES
Non-current liabilities
Contract liabilities		40,954	39,299
Loans and borrowings		6,533	6,414
Other payables	14	12,411	32,786
Lease liabilities		797,986	1,481,836
Deferred income		29,229	37,480

		887,113	1,597,815

Current liabilities
Contract liabilities		324,028	344,422
Loans and borrowings		726	713
Trade and other payables	14	3,389,826	3,328,888
Lease liabilities		447,319	455,453
Deferred income		6,644	6,685
Current taxation		238,436	254,235

		4,406,979	4,390,396

Total liabilities		5,294,092	5,988,211

Total equity and liabilities		14,485,309	15,712,992

Unaudited consolidated statement of changes in equity

(Expressed in thousands of Renminbi)

	Attributable to equity shareholders of the Company
	Share capital		Additional paid-in capital	Merger reserve	Treasury shares	Share-based payment reserve	Translation reserve	PRC statutory reserve	(Accumulated losses)/retained earnings	Total	Non- controlling interests	Total equity
	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2023	95		8,015,885	117,912	(114,355)	877,172	2,099	105,020	(1,196,403)	7,807,425	1,602	7,809,027

Changes in equity for the six months ended June 30, 2023
Profit for the period	–		–	–	–	–	–	–	1,004,836	1,004,836	13,082	1,017,918
Other comprehensive income for the period	–		–	–	–	–	52,263	–	–	52,263	2,569	54,832
Total comprehensive income for the period	–		–	–	–	–	52,263	–	1,004,836	1,057,099	15,651	1,072,750

Offset of accumulated losses	–		(730,898)	–	–	–	–	–	730,898	–	–	–
Exercise of share options and subscription of restricted share units	–	*	189	–	–	–	–	–	–	189	–	189
Cancellation of shares	–	*	(30,305)	–	30,305	–	–	–	–	–	–	–
Equity settled share-based transactions	–		–	–	–	36,302	–	–	–	36,302	–	36,302

Balance at June 30, 2023	95		7,254,871	117,912	(84,050)	913,474	54,362	105,020	539,331	8,901,015	17,253	8,918,268

*            The amount was less than RMB1,000.

	Attributable to equity shareholders of the Company
	Share capital		Additional paid-in capital	Merger reserve	Treasury shares	Share-based payment reserve	Translation reserve	PRC statutory reserve	Retained earnings	Total	Non- controlling interests	Total equity
	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2024	95		6,331,375	117,912	(157,610)	959,906	23,761	170,599	1,722,157	9,168,195	23,022	9,191,217

Changes in equity for the six months ended June 30, 2024
Profit for the period	–		–	–	–	–	–	–	1,170,102	1,170,102	7,277	1,177,379
Other comprehensive income for the period	–		–	–	–	–	7,941	–	–	7,941	(1,096)	6,845
Total comprehensive income for the period	–		–	–	–	–	7,941	–	1,170,102	1,178,043	6,181	1,184,224
Dividend declared and paid to equity
shareholders of the Company	–		(643,176)	–	–	–	–	–	–	(643,176)	–	(643,176)
Dividend declared and paid to non-controlling
interests	–		–	–	–	–	–	–	–	–	(1,612)	(1,612)
Exercise of share options and subscription
of restricted share units	–	*	468	–	–	–	–	–	–	468	–	468
Repurchase of shares	–		–	–	(70,847)	–	–	–	–	(70,847)	–	(70,847)
Cancellation of shares	–	*	(144,407)	–	144,407	–	–	–	–	–	–	–
Equity settled share-based transactions	–		–	–	–	64,507	–	–	–	64,507	–	64,507
Acquisition of non-controlling interests	–		(415)	–	–	–	–	–	–	(415)	415	–

Balance at June 30, 2024	95		5,543,845	117,912	(84,050)	1,024,413	31,702	170,599	2,892,259	9,696,775	28,006	9,724,781

*            The amount was less than RMB1,000.

Unaudited consolidated statement of cash flows

(Expressed in thousands of Renminbi)

	For the six months ended
	June 30,
	2023	2024
	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	1,474,268	1,649,204
Income tax paid	(241,494)	(355,448)
Net cash from operating activities	1,232,774	1,293,756

Cash flows from investing activities
Payment for purchases of property, plant,
equipment and intangible assets	(96,115)	(302,784)
Proceeds from disposal of property, plant and
equipment and intangible assets	3,587	3,166
Refund of prepayments	200,000	–
Payment for purchases of other investments	(3,230,511)	(4,176,438)
Proceeds from disposal of other investments	3,753,449	4,077,046
Placement of term deposits	(641,371)	(256,855)
Maturity of term deposits	95,212	181,299
Interest income	80,541	68,249
Investment income from other investments	27,521	18,360
Net cash from/(used in) investing activities	192,313	(387,957)

Cash flows from financing activities
Proceeds from subscription of restricted share units and
exercise of share options	191	468
Payment of capital element and interest element of
lease liabilities	(175,750)	(414,592)
Payment for repurchase of shares	(608)	(36,914)
Dividends paid to equity shareholders of the Company	–	(643,176)
Dividends paid to non-controlling interests	–	(1,612)
Net cash used in financing activities	(176,167)	(1,095,826)

Net increase/(decrease) in cash and cash equivalents	1,248,920	(190,027)
Cash and cash equivalents at the beginning of the period	5,186,601	6,415,441
Effect of movements in exchange rates on cash held	53,692	1,318
Cash and cash equivalents at the end of the period	6,489,213	6,226,732

Notes to the unaudited interim financial information

(Expressed in thousands of Renminbi, unless otherwise indicated)

1	Basis of preparation

This interim financial information has been prepared in accordance with the applicable disclosure provisions of the Listing Rules, including compliance with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (“IASB”). It was authorised for issue on August 30, 2024.

The interim financial information has been prepared in accordance with the same accounting policies adopted in the consolidated financial statements for the six months ended December 31, 2023, except for the accounting policy changes that are expected to be reflected in the 2024 annual financial statements. Details of any changes in accounting policies are set out in Note 2.

The preparation of an interim financial information in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial information contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the consolidated financial statements for the six months ended December 31, 2023. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with IFRS Accounting Standards.

The interim financial information is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the Hong Kong Institute of Certified Public Accountants.

2	Changes in accounting policies

The IASB has issued a number of amendments to IFRS Accounting Standards that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s interim financial information:

•         Amendments to IAS 1: Classification of liabilities as current or non-current

•         Amendments to IAS 1: Non-current liabilities with covenants

•         Amendments to IAS 16: Lease liability in a sale and leaseback

•         Amendments to IAS 7 and IFRS 7: Supplier finance arrangements

None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in this interim financial information. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3	Segment reporting

The Group manages its businesses by divisions, which are organized by a mixture of both brands and geography. In a manner consistent with the way in which information is reported internally to the Group’s most senior executive management for the purposes of resource allocation and performance assessment, the Group has presented two reportable segments of MINISO brand and TOP TOY brand for the six months ended June 30, 2024 and 2023.

Other operating segments have been aggregated and presented as “other segment”. Business included as other segment did not meet the quantitative thresholds for reportable segments for the six months ended June 30, 2024 and 2023. The segment information is as follows:

Reportable segments	Operations
MINISO brand	Design, buying and sale of lifestyle products
TOP TOY brand	Design, buying and sale of pop toys

(i)	Segment results, assets and liabilities

Information related to each reportable segment is set out below. Segment profit/(loss) before taxation is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments.

	As at and for the six months ended June 30, 2023
	Reportable segments
	MINISO brand	TOP TOY brand	Total reportable segments	Other segment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	5,868,136	310,867	6,179,003	27,327	6,206,330
Inter-segment revenue	–	4,582	4,582	222,210	226,792

Segment revenue	5,868,136	315,449	6,183,585	249,537	6,433,122
Segment profit before taxation	1,313,976	15,932	1,329,908	5,084	1,334,992
Finance income	77,126	489	77,615	1,587	79,202
Finance costs	(16,132)	(2,141)	(18,273)	(4)	(18,277)
Depreciation and amortization	(139,730)	(32,312)	(172,042)	(2,295)	(174,337)
Other material non-cash items:
– reversal of credit loss on trade and other receivables	3,102	295	3,397	1,391	4,788
– impairment loss on non-current assets	(1,433)	(2,015)	(3,448)	–	(3,448)
Segment assets	10,573,747	361,397	10,935,144	190,366	11,125,510
Additions to non-current assets during the period*	558,664	13,287	571,951	2,613	574,564
Segment liabilities	3,970,288	493,044	4,463,332	43,699	4,507,031

	As at and for the six months ended June 30, 2024
	Reportable segments
			Total
	MINISO	TOP TOY	reportable	Other
	brand	brand	segments	segment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	7,324,665	428,920	7,753,585	5,158	7,758,743
Inter-segment revenue	6,804	5,648	12,452	278,467	290,919

Segment revenue	7,331,469	434,568	7,766,037	283,625	8,049,662
Segment profit before taxation	1,500,294	32,569	1,532,863	1,376	1,534,239
Finance income	71,942	702	72,644	1,515	74,159
Finance costs	(38,343)	(2,252)	(40,595)	–	(40,595)
Depreciation and amortization	(292,802)	(33,053)	(325,855)	(2,598)	(328,453)
Other material non-cash items:
– credit loss on trade and other receivables	(3,155)	(432)	(3,587)	(19)	(3,606)
– impairment loss on non-current assets	(3,752)	(1,352)	(5,104)	–	(5,104)
Segment assets	12,626,302	550,286	13,176,588	177,551	13,354,139
Additions to non-current assets during the period*	1,313,165	58,473	1,371,638	710	1,372,348
Segment liabilities	5,478,947	366,821	5,845,768	52,986	5,898,754

Note:

*	The additions to non-current assets do not include additions to deferred tax assets, non-current trade and other receivables, non-current other investments, non-current term deposits and interests in equity-accounted investees.

(ii)	Reconciliations of information on reportable segments to the amounts reported in the financial statements

	For the six months ended
	June 30,
	2023	2024
	RMB’000	RMB’000
i. Revenue
Total revenue for reportable segments	6,183,585	7,766,037
Revenue for other segment	249,537	283,625
Elimination of inter-segment revenue	(226,792)	(290,919)

Consolidated revenue	6,206,330	7,758,743

ii. Profit before taxation
Total profit before taxation for reportable segments	1,329,908	1,532,863
Profit before taxation for other segment	5,084	1,376
Unallocated amounts:

– Expenses relating to construction of headquarters building and depreciation expense of apartments for use as staff quarters	(6,787)	(5,118)

Consolidated profit before taxation	1,328,205	1,529,121

	As at December 31,	As at June 30,
	2023	2024
	RMB’000	RMB’000
iii. Assets
Total assets for reportable segments	11,947,983	13,176,588
Assets for other segment	191,275	177,551
Other unallocated amounts
– Assets relating to construction of headquarters building	2,107,557	2,124,405
– Assets relating to operation of apartments for use as staff quarters	238,494	234,448

Consolidated total assets	14,485,309	15,712,992
iv. Liabilities
Total liabilities for reportable segments	5,177,447	5,845,768
Liabilities for other segment	41,403	52,986
Other unallocated amounts
– Liabilities relating to construction of headquarters building	75,242	89,457

Consolidated total liabilities	5,294,092	5,988,211

v. Other material items

	For the six months ended June 30, 2023
	Reportable
	segment	Other	Unallocated	Consolidated
	totals	segment	amounts	totals
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income	77,615	1,587	1,339	80,541
Finance costs	(18,273)	(4)	–	(18,277)
Depreciation and amortization	(172,042)	(2,295)	(4,667)	(179,004)
Reversal of credit loss on trade and other receivables	3,397	1,391	–	4,788
Impairment loss on non-current assets	(3,448)	–	–	(3,448)

	For the six months ended June 30, 2024
	Reportable
	segment	Other	Unallocated	Consolidated
	totals	segment	amount	totals
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income	72,644	1,515	447	74,606
Finance costs	(40,595)	–	–	(40,595)
Depreciation and amortization	(325,855)	(2,598)	(4,678)	(333,131)
Credit loss on trade and other receivables	(3,587)	(19)	–	(3,606)
Impairment loss on non-current assets	(5,104)	–	–	(5,104)

(iii)	Geographic information

The geographic information analyses the Group’s revenue and non-current assets by the Group’s country of domicile and other regions. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets are based on the geographic location of the assets.

	For the six months ended
	June 30,
	2023	2024
	RMB’000	RMB’000
i. Revenue
Mainland China	4,290,654	5,026,729
Asia excluding China	862,233	1,116,364
Americas	925,984	1,363,319
Europe	75,032	140,334
Others	52,427	111,997

	6,206,330	7,758,743

	As at December 31,	As at June 30,
	2023	2024
	RMB’000	RMB’000
ii. Non-current assets
Mainland China	2,906,878	3,154,287
Asia excluding China	166,623	281,603
Americas	644,765	1,363,737
Europe	83,246	62,961
Others	45,647	76,632

	3,847,159	4,939,220

Non-current assets exclude deferred tax assets, non-current other investments, non-current term deposits and interests in equity-accounted investees.

4	Revenue

The Group’s revenue is primarily derived from the sale of lifestyle and pop toy products through directly operated stores, franchised stores, offline distributors and online sales conducted through the Group’s self-operated online stores on WeChat Mini Program, third-party e-commerce platforms and through online distributors. Other sources of revenue mainly include license fees, sales-based royalties and sales-based management and consultation service fees from franchisees and distributors.

(i)	Disaggregation of revenue

In the following table, revenue from contracts with customers is disaggregated by major products and service lines and timing of revenue recognition.

	For the six months ended
	June 30,
	2023	2024
	RMB’000	RMB’000
Major products/service lines
– Sales of lifestyle and pop toy products
– Retail sales in directly operated stores	570,420	1,205,709
– Product sales to franchisees	3,422,780	3,995,768
– Sales to offline distributors	1,231,602	1,395,170
– Online sales	331,895	402,688
– Other sales channels	45,827	29,745

Sub-total	5,602,524	7,029,080

– License fees, sales-based royalties, and sales-based management and consultation service fees
– License fees	36,423	34,215
– Sales-based royalties	58,844	75,098
– Sales-based management and consultation service fees	288,473	328,704

Sub-total	383,740	438,017

– Others*	220,066	291,646

	6,206,330	7,758,743
Timing of revenue recognition
– Point in time	5,758,203	7,314,994
– Over time	448,127	443,749

Revenue from contracts with customers	6,206,330	7,758,743

Note:

*	Others mainly represented sales of fixtures to franchisees and distributors and membership fee income.

For the six months ended June 30, 2024, the Group did not have any customer with revenue exceeding 10% of the Group’s total revenue (six months ended June 30, 2023: none).

(ii)	Seasonality of operations

The Group’s business is subject to seasonal fluctuation, typically with relatively stronger performance in the quarters ended September 30 and December 31, which is mainly due to the higher retail demand in holiday seasons in certain regions. As a result, the Group typically reports lower revenues for the six months ended June 30 than the six months ended December 31.

5	Expenses by nature

	For the six months ended
	June 30,
	2023	2024
	RMB’000	RMB’000
Cost of inventories (Note 11(a))	3,663,250	4,256,426
Payroll and employee benefits	441,618	685,492
Rental and related expenses	48,688	113,395
Depreciation and amortization	179,004	333,131
Licensing expenses	147,461	183,158
Promotion and advertising expenses	168,732	247,158
Logistics expenses	149,061	225,974
Travelling expenses	34,686	55,950
Other expenses	154,109	208,934

Total cost of sales, selling and distribution expenses and general and administrative expenses	4,986,609	6,309,618

6	Other net income

	For the six months ended
	June 30,
	2023	2024
	RMB’000	RMB’000
Net foreign exchange gain/(loss)	54,906	(12,392)
Losses on disposal of property, plants and equipment and intangible assets	(2,554)	(892)
Investment income from other investments	27,521	18,360
Scrap income	5,554	5,352
Net change in fair value of other investments	(7,532)	14,154
(Provision)/reversal of litigation compensation	(35,847)	300
(Losses)/gains relating to cancellation and modification of lease contracts	(1,367)	9,578
Gain on disposal of a subsidiary	–	8,759
Others	575	(1,523)

	41,256	41,696

7	Net finance income

	For the six months ended
	June 30,
	2023	2024
	RMB’000	RMB’000
Finance income
– Interest income	80,541	74,606
Finance costs
– Interest on loans and borrowings	(110)	(120)
– Interest on lease liabilities	(18,167)	(40,475)

	(18,277)	(40,595)

Net finance income	62,264	34,011

8	Income taxes

(a)	Taxation recognized in consolidated profit or loss:

	For the six months ended
	June 30,
	2023	2024
	RMB’000	RMB’000
Amounts recognized in consolidated profit or loss
Current tax
Provision for the period	304,282	364,138
Deferred tax
Origination and reversal of temporary differences	6,005	(12,396)

Tax expense	310,287	351,742

(b)	Reconciliation between actual tax expense and accounting profit at applicable tax rates:

	For the six months ended
	June 30,
	2023	2024
	RMB’000	RMB’000
Profit before taxation	1,328,205	1,529,121
Notional tax on profit before taxation, calculated at the rates applicable to profits in the jurisdictions concerned	335,282	390,545
Tax effect of share-based payment expenses	9,009	15,126
Tax effect of other non-deductible expenses	4,855	9,677
Effect of preferential tax treatments on assessable profits of certain subsidiaries	(33,696)	(50,670)
Tax effect of exempted and non-taxable income	(3,069)	(5,957)
Effect of deductible temporary differences and unused tax losses not recognized/(utilized)	2,123	(1,171)
Others	(4,217)	(5,808)

Actual tax expenses	310,287	351,742

9	Earnings per share

(a)	Basic earnings per share

For the six months ended June 30, 2024, the calculation of basic earnings per share was based on the profit attributable to ordinary equity shareholders of the Company of RMB1,170,102,000 (six months ended June 30, 2023: RMB1,004,836,000) and the weighted average number of ordinary shares outstanding of 1,242,154,721 shares (six months ended June 30, 2023: 1,244,510,782 shares), which were calculated as follows:

	For the six months ended
	June 30,
	2023	2024
	Number	Number
	of shares	of shares
Issued ordinary shares at January 1, 2023 and 2024	1,244,176,451	1,243,332,789
Effect of shares released from the exercise of share options and subscription of restricted share units	334,331	769,834
Effect of repurchase of shares (Note 15(b))	–	(1,947,902)
Weighted average number of ordinary shares outstanding	1,244,510,782	1,242,154,721

(b)	Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares.

For the six months ended June 30, 2024, the calculation of diluted earnings per share were based on the profit attributable to ordinary equity shareholders of the Company of RMB1,170,102,000 (six months ended June 30, 2023: RMB1,004,836,000) and the weighted average number of ordinary shares of 1,247,504,123 shares (six months ended June 30, 2023: 1,250,102,079 shares), after adjusting by the dilutive effect of share incentive plan, calculated as follows:

	For the six months ended
	June 30,
	2023	2024
	Number	Number
	of shares	of shares
Weighted average number of ordinary shares, basic	1,244,510,782	1,242,154,721
Dilutive effect of share incentive plan	5,591,297	5,349,402
Weighted average number of ordinary shares, diluted	1,250,102,079	1,247,504,123

10	Other investments

	As at December 31,	As at June 30,
	2023	2024
	RMB’000	RMB’000
Financial assets measured at FVTPL:
Non-current
– Investment in an unlisted limited partnership enterprise	90,603	106,102

Current
– Investments in trust investment schemes	202,866	200,913
– Investments in wealth management products	50,000	50,000
– Investment in structured deposit	–	100,000
	252,866	350,913

11	Inventories

	As at December 31,	As at June 30,
	2023	2024
	RMB’000	RMB’000
Finished goods	1,917,133	1,939,192
Low-value consumables	5,108	10,657
	1,922,241	1,949,849

(a)	The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the six months ended
	June 30,
	2023	2024
	RMB’000	RMB’000
Carrying amount of inventories sold	3,679,130	4,226,389
(Reversal of write-down)/write down of inventories	(15,880)	30,037
Cost of inventories recognized in consolidated statements of profit or loss	3,663,250	4,256,426

12	Trade and other receivables

	As at December 31,	As at June 30,
	2023	2024
	RMB’000	RMB’000
Non-current
Trade receivables	18,045	18,470
Less: loss allowance	(433)	(393)
Trade receivables, net of loss allowance (ii)	17,612	18,077
Amounts due from related parties	10,760	12,637
Deposits	81,153	109,742
Value-added tax (“VAT”) recoverable	26,271	32,680
	135,796	173,136
Current
Trade receivables	504,938	559,826
Less: loss allowance	(78,001)	(70,846)
Trade receivables, net of loss allowance	426,937	488,980
Amounts due from related parties	27,836	33,265
Miscellaneous expenses paid on behalf of franchisees	336,497	388,180
VAT recoverable	251,162	187,785
Rental deposits	98,141	97,948
Other deposits	6,453	20,270
Receivables due from banks and on-line payment platforms (iii)	103,406	97,353
Prepayments for inventories	51,084	41,442
Prepayments for licensing expenses	43,996	92,475
Prepayments for promotion and advertising expenses	11,577	22,238
Prepayments for repurchase of shares	87,324	53,391
Prepaid income tax	31,131	37,039
Others	42,813	53,782
	1,518,357	1,614,148

Notes:

(i)	All of trade and other receivables classified as current portion are expected to be recovered or recognized as expense within one year.

(ii)	Trade receivables relating to certain sales of fixtures to franchisees are collected by installments within the periods ranging from 29 to 34 months and the portion which is expected to be recovered after one year are classified as non-current. All other trade debtors are due within 30 to 180 days from the date of revenue recognition for domestic and overseas customers respectively.

As of the end of each reporting period, the aging analysis of trade receivables, based on the invoice date and net of loss allowance, is as follows:

	As at December 31,	As at June 30,
	2023	2024
	RMB’000	RMB’000
Non-current portion
Within 90 days	11,187	2,171
91 to 180 days	6,425	4,613
181 to 360 days	–	11,293
	17,612	18,077
Current portion
Within 90 days	367,560	426,881
91 to 180 days	51,516	40,891
181 to 360 days	7,327	19,348
361 to 540 days	229	1,752
Over 540 days	305	108
	426,937	488,980

(iii)	Receivables due from banks and on-line payment platforms mainly represented the amounts due from banks for offline sales made through customer credit/debit cards and other online payment platforms that require overnight processing by the collection banks. The amounts also included the proceeds of online sales through e-commerce platforms collected by and retained in third-party online payment platforms. Withdrawal of the balances retained in online payment platforms could be made anytime upon the Group’s instructions.

13	Cash and cash equivalents

Cash and cash equivalents comprise:

	As at December 31,	As at June 30,
	2023	2024
	RMB’000	RMB’000
Cash on hand	783	1,675
Cash at bank	6,414,658	6,231,414
Cash and cash equivalents as presented in the consolidated statements of financial position	6,415,441	6,233,089
Accrued interest on fixed deposits with banks with original maturity within three months	–	(6,357)
Cash and cash equivalents as presented in the consolidated statements of cash flows	6,415,441	6,226,732

14	Trade and other payables

	As at December 31,	As at June 30,
	2023	2024
	RMB’000	RMB’000
Non-current
Payable relating to construction projects	12,411	32,786

Current
Trade payables (i)	855,914	754,472
Payroll payable	166,079	109,162
Accrued expenses	309,951	318,173
Other taxes payable	43,850	55,038
Deposits	1,782,181	1,834,471
Payable relating to leasehold improvements	59,653	67,759
Payable relating to construction projects	33,051	26,918
Amounts due to related parties	7,334	8,170
Others	131,813	154,725
	3,389,826	3,328,888

Note:

(i)	Aging analysis of trade payables

As of the end of reporting period, the aging analysis of trade payables, based on the invoice date, is as follows:

	As at December 31,	As at June 30,
	2023	2024
	RMB’000	RMB’000
Within 1 month	795,416	665,185
1 to 3 months	42,183	67,790
3 months to 1 year	8,296	14,498
Over 1 year	10,019	6,999
	855,914	754,472

15	Capital and reserves

(a)	Share capital and additional paid-in capital

Analysis of the Company’s issued shares including treasury shares reserved for the share incentive plan, is as follows:

	Number of ordinary shares
	Outstanding	Treasury	Total
	shares	shares	issued shares	Share capital
				RMB’000
As at January 1, 2024	1,243,332,789	20,356,896	1,263,689,685	95
Exercise of share options and subscription of restricted share units (i)	1,685,652	(1,685,652)	–	–	*
Repurchase of shares (Note 15(b))	(2,248,600)	2,248,600	–	–
Cancellation of shares (Note 15(b))	–	(4,407,108)	(4,407,108)	–	*
As at June 30, 2024	1,242,769,841	16,512,736	1,259,282,577	95

*	The amount was less than RMB1,000.

Note:

(i)	During the six months ended June 30, 2024, 1,685,652 of restricted share units and share options were vested and exercised, and were thus released from treasury shares into outstanding shares.

(b)	Repurchase and cancellation of shares

On September 15, 2023, the board of directors authorized a share repurchase program under which the Company may repurchase up to USD200 million of its shares within a period of 12 months starting from September 15, 2023 (the “2023 Share Repurchase Program”).

During the six months ended June 30, 2024, the Company repurchased ordinary shares under the 2023 Share Repurchase Program as follows, and the cost of these shares held by the Group was recorded in treasury shares:

	Shares repurchased on the New York Stock Exchange				Shares repurchased on the Hong Kong Stock Exchange
	Number of	Highest	Lowest	Aggregate	Number of	Highest	Lowest	Aggregate
	shares	price paid	price paid	purchase	shares	price paid	price paid	purchase
Month	repurchased	per share	per share	price paid	repurchased	per share	per share	price paid
		USD	USD	USD’000		HKD	HKD	HKD’000
January 2024	1,018,400	5.00	4.28	4,845	1,055,200	33.45	31.00	34,357
February 2024	–	–	–	–	175,000	34.00	33.70	5,939
Total	1,018,400			4,845	1,230,200			40,296
Equivalent to RMB’000				34,286				36,561

Under the 2023 Share Repurchase Program, 1,938,600 shares repurchased on the Hong Kong Stock Exchange and 2,468,508 shares repurchased on the New York Stock Exchange were cancelled as at June 30, 2024.

(c)	Dividends

During the six months ended June 30, 2024, special cash dividends of USD0.0725 per ordinary share, amounting to USD90,635,000 (equivalent to RMB643,176,000), were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

Interim cash dividends of USD0.0686 per ordinary share, amounting to approximately USD85.5 million, were proposed and approved by the board of directors of the Company on August 30, 2024. The dividends will be distributed from additional paid-in capital and have not been recognized as liabilities as of June 30, 2024.

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the HKEx at http://www.hkexnews.hk and the Company at ir.miniso.com. The interim report of the Company for the six months ended June 30, 2024 will be made available for review on the above websites in due course.

By order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, August 30, 2024

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.